BWT
BEST WATER TECHNOLOGY

RECEIVED
2005 DEC -7 P 2:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BWT Aktiengesellschaft, Walter-Simmer-Straße 4, A-5310 Mondsee

BWT Aktiengesellschaft
Walter-Simmer-Straße 4
A-5310 Mondsee
Telefon +43/6232/5011-0
Telefax +43/6232/4058
E-Mail: office@bwt.at
www.bwt.at

A-5280 Braunau, Peter-Rosegger-Weg 12
A-8501 Lieboch/Graz, Turmplatz 1
A-1230 Wien, Baslergasse 17
A-6020 Innsbruck, Mitterweg 25

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washin[illegible]
United [illegible]

05013131

Rule 12g3-2(b) File No. ~~82-5222~~
Mondsee, 30.11.2005

SUPPL

BWT AG 5221
Rule 12g3-2(b) File No. 82-~~5222~~

The enclosed Shareholder's Information for the 3rd Quarter of 2005 is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of BWT AG (The "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (The "Act") afforded by Rule 12g3-2(b) there-under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours Sincerely,
BWT AG
Best Water Technology

Rita Garlock
Assistant to the Board

PROCESSED
DEC 12 2005 E
THOMSON
FINANCIAL

12/7

Enclosure:
1 Copy of the Press Release:
(BWT posts sales and earnings increase after three quarters)

Water Technologies for a Better Life

Bankverbindungen:
Bank Austria Creditanstalt AG
SWIFT: BKAUATWWSAL
IBAN: AT881200002953334600
Konto-Nr.: 02953334600 BLZ: 12000

Oberbank SWIFT: OBKLAT2L
IBAN: AT711504000201007853
Konto-Nr.: 0201007853 BLZ: 15040

FN 96162 s, Landesgericht Wels
DVR: 0687421
ARA-Lizenz-Nr: 1136
UID-Nr: ATU 234 736 03

Vorstandsvorsitzender: Andreas Weißenbacher
Vorstand: Gerhard Speigner

BWT Aktiengesellschaft
(ISIN AT0000737705; FN 96162 s)
Walter-Simmer-Strasse 4
5310 Mondsee


BWT
BEST WATER TECHNOLOGY

Press Release

Mondsee, 30 November 2005

BWT posts sales and earnings increase after three quarters

Sales: € 361.9 million, +1.8% y.o.y.
Consolidated BWT Group sales rose in the first nine months of 2005 as against the previous year from € 355.3 million to € 361.9 million (+1.8%). The Aqua Ecolife Technologies segment recorded a decline of 0.4% to € 233.8 million. The Aqua Systems Technologies industrial segment, which was legally spun off after the end of the third quarter on November 8 and floated on the Vienna Stock Exchange under the name "CHRIST WATER TECHNOLOGY AG" grew by 7.9% to € 127.6 million. The Fuel Cell Membrane Technologies segment generated sales of € 0.5 million (PY: € 2.2 million). In the third quarter, sales totaled € 116.0 million, thereby rising by 3.0% as against 2004 (PY: € 112.6 million).

Segment	1 – 9 / 2005	1 – 9 / 2004	+ / - %
Aqua Ecolife Technologies (AET)	233.8	234.8	-0.4%
Aqua Systems Technologies (AST)	127.6	118.3	+7.9%
Fuel Cell Membrane Technologies (FCMT)	0.5	2.2	-77.3%
Total	**361.9**	**355.3**	**+1.8%**

Order Book: € 174.5 million +53.8% y.o.y.
Order Intake: € 412.7 million, +13.4% y.o.y.
As of September 30, 2005, the order book of the BWT Group amounted to € 174.5 million, thereby increasing by 53.8% as against the same date of the previous year. Incoming orders grew by 13.4% to € 412.7 million.

EBIT: € 22.8 million, +5.8% y.o.y.
Consolidated earnings: € 15.8 million, +31.8% y.o.y.
As a result of the turnaround in the AST segment in particular **EBIT** increased by 5.8% to € 22.8 million, accounting for 6.3% of sales (PY: 6.1%). The AET segment posted an EBIT margin of 9.4%; the margin for the AST segment was 1.1%. At € 21.8 million, **earnings before taxes** were up 7.9% on the previous year's figure of € 20.3 million. **Consolidated earnings after minorities** increased by 31.8% to € 15.8 million, earnings per share amounted to € 0.88 (PY: € 0.67).

Cash flow from the result: € 23.5 million (PY: € 21.2 million)
Gearing: 50.3% (PY: 60.3%)
The rise in consolidated earnings increased the cash flow from the result by 10.8% from € 21.2 million to € 23.5 million in the first nine months, the cash flow from operations declined from € 20.1 million in the previous year to € 11.9 million. At around € 75.0 million, the net debt of the BWT Group remained constant as against the end of the last financial year, while gearing declined year-on-year from 60.3% to 50.3% as a result of the higher Group equity figure of € 149.1 million.

Investments in tangible and intangible assets rose by € 2.2 million to € 6.9 million year-on-year.

As of September 30, the number of employees in the BWT Group increased by 137 people year-on-year from 2,723 to 2,860. The rise in staff numbers in the AET segment relates largely to the expansion of servicing activities in France, while the focus in the AST segment was on the further internationalization of operations (Asia, South Africa, and the US).

Outlook
As forecast, BWT will generate sales of more than € 500 million and earnings of more than € 20 million. The increase in sales and earnings is driven by extremely encouraging developments and the successful turnaround in the AST segment, but is unfortunately muted by weak sales and declining earnings development in the AET segment. The BWT Management Board is forecasting a return to clear growth in the AET segment as well from the second half of 2006.

Events after the balance sheet date
On November 8, 2005, the spin-off of CHRIST WATER TECHNOLOGY AG from BWT Aktiengesellschaft became legally valid by way of its entry in the commercial register. CHRIST WATER TECHNOLOGY AG reports separately on the development of business in the first nine months in a pro forma interim report

BWT's Letter to Shareholders on the 3rd quarter 2005 can be downloaded from www.bwt-group.com.

For further information contact:
BWT AG
A-5310 Mondsee, Austria, Walter-Simmer-Strasse 4
Simone Spitzbart, Investor Relations
Tel. +43 6232 5011-1130, Fax. +43 6232 5011-1196, E-Mail: investor.relations@bwt.at

Company profile:

*BWT Best Water Technology today is the leading European water technology group, comprising more than 30 companies over 2,000 employees. BWT devotes its efforts to the entire water cycle, "from source back to earth". With its business segment **Aqua Ecolife Technologies,** the Group offers customised, sustainable products and solutions in the areas of drinking water, swimming pool water, process water and waste water for individual homes, hotels, industry, and municipalities. With its second business segment **Fuel Cell Membrane Technologies,** BWT is well positioned as a premier supplier of innovative membranes for fuel cells.*

More information on BWT Best Water Technology can be downloaded from www.bwt-group.com